Mail Stop 3561



							October 4, 2005



J. Jay Lobell, Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, New York 10019

		RE:	Paramount Acquisition Corp.
			Registration Statement on Form S-1
			File No. 333-127149
			Amendment Filed: September 21, 2005

Dear Mr. Lobell:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 1. Please advise us about any research, analysis, evaluations, or discussions that serve as the foundation for, or relate in any way, to the following statement in the second paragraph of your supplemental response:
"[i]n addition, the valuation of the offering is based on management`s review and assessment of historical sales and funding prices for private companies in various sub-sectors of the health care universe for which data is available, including medical technology, biotechnology and health care services." We may have further comment.
2. The Division of Market Regulation has advised us that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all inquiries regarding this matter to the Division of
Market Regulation`s Trading Practices Group at 202-551-5720.
3. Add disclosure addressing the termination of the distribution of the company`s securities in this offering. Please do not limit your disclosure to an indication that the distribution ends at the closing of the initial public offering.

   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397 if you have questions.



      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.	David Miller, Esq. (by facsimile)
      	212-818-8881

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J. Jay Lobell
Paramount Acquisition Corp
October 4, 2005
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